Daniels Corporate Advisory Company, Inc.

Parker Towers, 104-60

Queens Boulevard, 12th Floor

Forest Hills, New York 11375

July 9, 2012

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Daniels Corporate Advisory Company, Inc.; File No. 333-169128

Gentlemen:

Request is hereby made for the acceleration of the effective date of our registration statement on Form S-1, File No. 333-169128 at 4:00 P.M., Eastern time, on July 11, 2012 or as soon as practicable thereafter.

The Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DANIELS CORPORATE ADVISORY COMPANY, INC.

By/s/ Arthur D. Viola

Arthur D. Viola

Chief Executive Officer